                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              PRESERVER GROUP, INC.

                       (NAME OF SUBJECT COMPANY (ISSUER))

                                ARCHER MCWHORTER
                                 GAIL MCWHORTER
                               SLEEPY LAGOON, LTD.
                                ALVIN E. SWANNER
             BRION PROPERTIES, A LOUISIANA PARTNERSHIP IN COMMENDAM
                             WILLIAM E. LOBECK, JR.
                        WILLIAM E. LOBECK REVOCABLE TRUST
                        KATHRYN L. TAYLOR REVOCABLE TRUST
                        ---------------------------------
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                PRESERVER GROUP, INC. CUSIP NUMBER IS 74082A 10 3 (NOTE: CERTIFICATES IN THE COMPANY'S FORMER NAME
              MOTOR CLUB OF AMERICA BEAR CUSIP NUMBER 619823 10 7)
              ----------------------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    STEPHEN A. GILBERT AND PATRICK J. HAVERON
                              PRESERVER GROUP, INC.
                                95 ROUTE 17 SOUTH
                            PARAMUS, NEW JERSEY 07653
                            TELEPHONE: (201) 291-2000
                            -------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

STANLEY U. NORTH, III, ESQ.                          MORRIS BIENENFELD, ESQ.
SILLS CUMMIS RADIN TISCHMAN EPSTEIN                  WOLFF & SAMSON, P.A.
     & GROSS, P.A.                                   280 CORPORATE CENTER
ONE RIVERFRONT PLAZA                                 5 BECKER FARM ROAD
NEWARK, NEW JERSEY 07102-5400                        ROSELAND, NEW JERSEY 07068
TELEPHONE: (973) 643-7000                            TELEPHONE: (973) 740-0500

                           CALCULATION OF FILING FEE:

TRANSACTION VALUATION*: $9,791,675.50 AMOUNT OF FILING FEE*: $1,958.34 in
                                                             payments of
                                                             $1,707.34 and
                                                             $251.00

* Estimated for purposes of calculating the amount of the filing fee only.

This calculation assumes the purchase of 1,263,442 outstanding shares of common stock, par value $0.50, of Preserver Group, Inc., at a price per share of $7.75 in cash. Such number of shares represents all 1,101,510 shares of common stock outstanding as of December 18, 2001, other than an aggregate of 1,022,870 shares beneficially owned by the filing persons (consisting of Archer McWhorter, Alvin
E. Swanner and William E. Lobeck, Jr. and their affiliates), which shares will not be tendered in the Offer, plus options to purchase 115,000 shares and $746,215 of convertible debentures convertible into 46,932 shares. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,958.34                     Filing Party: Preserver Group, Inc.
Form or Registration No.: Schedule TO-I/13E-3         Date Filed: January 15, 2002 and concurrently
                          and Amendment No. 1                     with filing hereof


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/X/ going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

This Tender Offer Statement on Schedule TO relates to the tender offer by (i) Archer McWhorter, (ii) Gail McWhorter, (iii) Sleepy Lagoon, Ltd., (iv) Alvin
E. Swanner, (v) Brion Properties, a Louisiana partnership in commendam, (vi) William E. Lobeck, Jr., (vii) William E. Lobeck Revocable Trust and (viii) Kathryn L. Taylor Revocable Trust (each an "Offeror" and collectively, the "Offerors"), which tender offer is being made on behalf of the Offerors by Preserver Group, Inc., a New Jersey corporation (the "Company"), to purchase up to 1,101,510 Shares of its issued and outstanding common stock, par value $0.50 per share (the "Shares"), at a purchase price of $7.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2002, as amended by the Supplement thereto dated February 11, 2002 (the "Supplement", and the Offer to Purchase as amended by the Supplement is hereinafter referred to as the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the Offer and are herein incorporated by reference. Except where expressly stated otherwise, all references herein to any specific portions or sections of the Offer to Purchase (including the cover page(s) thereto) shall be deemed to refer to such portions or sections (including the cover page(s) thereto) of the Offer to Purchase dated January 14, 2002 as amended by the applicable corresponding portions or sections of the Supplement and all references herein to cover page(s) of the Offer to Purchase shall be deemed to included the cover page(s) of the Supplement. The 1,101,510 shares represent all of the issued and outstanding common stock of the Company other than the 1,022,870 issued and outstanding shares owned, in the aggregate, by the Offerors (consisting of Archer McWhorter, Alvin E. Swanner, William E. Lobeck, Jr. and their affiliates) which 1,022,870 shares will not be tendered in the Offer. This Tender Offer Statement on Schedule TO is being filed in conjunction with the Tender Offer Statement on Schedule TO of Preserver Group, Inc. dated January 14, 2001 filed by the Company with the Securities and Exchange Commission on January 15, 2001 as amended by Amendment No. 1 thereto dated February 11, 2002 being filed by the Company simultaneously herewith, relating to the Offer (collectively, the "Company's Schedule TO").

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The name of the issuer of the Shares subject to the Offer is Preserver Group, Inc., a New Jersey corporation. The Company changed its name in July 2001 from Motor Club of America to Preserver Group, Inc. The Company's principal executive offices are located at 95 Route 17 South, Paramus, New Jersey 07653, telephone: (201) 291-2000.

(b) SECURITIES. The class of securities to which this statement relates is the common stock, par value $0.50 per share, of which 2,124,380 Shares were issued and outstanding as of December 18, 2001. The information set forth in the cover page of the Offer to Purchase is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The Shares are currently traded on the NASDAQ National Market System under the symbol "PRES." The information set forth in the cover page of the Offer to Purchase and in the Offer to Purchase under "THE TENDER OFFER - Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

(d) DIVIDENDS. The information set forth in the Offer to Purchase under "THE TENDER OFFER - Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

(e) PRIOR PUBLIC OFFERINGS. During the past three years, the Offerors have not engaged in any underwritten public offering of common stock for cash, either registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A.

(f) PRIOR STOCK PURCHASES. During the past two years, the Offerors have purchased an aggregate of 129,999 shares of the Company's common stock, all of which purchases have been made on the open market, at the times set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 6. Background of the Offer", which information is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) NAME AND ADDRESS. This Tender Offer Statement is filed by the Offerors, all of whom are affiliates of the Company, and whose names, addresses, business telephone number and nature of affiliation are as follows:

         (i)      Archer McWhorter
                  1600 Smith Street
                  Houston, Texas 77002
                  (713) 650-3838

                  Archer McWhorter is the Chairman of the Board of Directors and a member of the Executive Committee of the Company, and together with his associates is a beneficial owner of the Company's common stock as set forth in response to Item 8(a) of this Schedule TO.

         (ii)     Gail McWhorter
                  1600 Smith Street
                  Houston, Texas 77002
                  (713) 650-3838

                  Gail McWhorter is the wife of Archer McWhorter (identified in (a)(i) above) and is a beneficial owner of the Company's common stock as set forth in response to Item 8(a) of this Schedule TO.

         (iii)    Sleepy Lagoon, Ltd.
                  1600 Smith Street
                  Houston, Texas 77002
                  (713) 650-3838

                  The sole general partner of Sleepy Lagoon, Ltd. is Archer McWhorter (identified in (a)(i) above). Sleepy Lagoon, Ltd. is controlled by Archer McWhorter and is a beneficial owner of the Company's common stock as set forth in response to
                  Item 8(a) of this Schedule TO.

         (iv)     Alvin E. Swanner
                  28 Chateau Haut Brion Street
                  Kenner, Louisiana 70065
                  (504) 464-5654

                  Alvin E. Swanner is a director and member of the Executive Committee of the Company and, together with his associates, is a beneficial owner of the Company's common stock as set forth in response to Item 8(a) of this Schedule TO.

         (v) Brion Properties, a Louisiana partnership in commendam ("Brion Properties")
                  28 Chateau Haut Brion Street
                  Kenner, Louisiana 70065
                  (504) 464-5654

                  The sole general partner of Brion Properties is Alvin E. Swanner (identified in (a)(iv) above). Brion Properties is controlled by Alvin E. Swanner and is a beneficial owner of the Company's common stock as set forth in response to Item 8(a) of this Schedule TO.

         (vi)     William E. Lobeck, Jr.
                  1132 South Lewis Avenue
                  Tulsa, Oklahoma 74104
                  (918) 585-5129

                  William E. Lobeck, Jr. is a director and member of the Executive Committee of the Company and, together with his associates, is a beneficial owner of the Company's common stock as set forth in response to Item 8(a) of this Schedule TO.

         (vii)    William E. Lobeck Revocable Trust
                  1132 South Lewis Avenue
                  Tulsa, Oklahoma 74104
                  (918) 585-5129

                  The William E. Lobeck Revocable Trust is controlled by its trustee William E. Lobeck, Jr. (identified in (a)(vi) above), and is a beneficial owner of the Company's common stock as set forth in response to Item 8(a) of this Schedule TO.

         (viii)   Kathryn L. Taylor Revocable Trust
                  1132 South Lewis Avenue
                  Tulsa, Oklahoma 74104
                  (918) 585-5129

                  The Kathryn L. Taylor Revocable Trust is controlled by its trustee, Kathryn L. Taylor, who is the wife of William E. Lobeck, Jr. (identified in (a)(vi) above). Ms. Taylor and the Kathryn L. Taylor Revocable Trust are beneficial owners of the Company's common stock as set forth in response to
                  Item 8(a) of this Schedule TO. Kathryn L. Taylor's address is also 1132 South Lewis Avenue, Tulsa, Oklahoma 74104.

The information set forth in response to Item 8(a) of this Schedule TO is incorporated herein by reference. Further, the information set forth in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY - Section 1. Identity and Background of Certain Persons" is incorporated herein by reference.

(b) BUSINESS AND BACKGROUND OF ENTITIES. The principal business, and state or other place of organization, of each entity specified in Item 2(a) of this Schedule TO is as follows:

         (i)      SLEEPY LAGOON, LTD.
                  A limited partnership organized under the laws of the State of Texas whose principal business is family investments and holdings by or for one or more members of the McWhorter family.

         (ii)     BRION PROPERTIES
                  A partnership in commendam organized under the laws of the State of Louisiana whose principal business is family investments and holdings by or for one or more members of the Swanner family.

         (iii)    WILLIAM E. LOBECK REVOCABLE TRUST
                  A trust organized under the laws of the State of Oklahoma whose principal business is family investments and holdings by or for one or more members of the Lobeck family.

         (iv)     KATHRYN L. TAYLOR REVOCABLE TRUST
                  A trust organized under the laws of the State of Oklahoma whose principal business is family investments and holdings by or for one or more members of the Lobeck family.

None of the above listed entities has been convicted of any criminal act during the past five years (excluding traffic violations or similar misdemeanors). Further, none of such entities has been party to any judicial or administrative proceeding during the last five years that has resulted in a judgment, decree or final order enjoining them from any future violations of, or prohibiting activities subject to, any federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The current principal occupation or employment (including the name, principal business and address of any corporation or other organization in which conducted) and the material occupations, positions, offices or employment during the past five years (including the starting and ending dates, name and principal business and address of any corporation or other organization in which carried on) for each natural person named in Item 2(a) of this Schedule TO is as follows:

         (i) ARCHER MCWHORTER: The information set forth in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY - Section 1. Identity and Background of Certain Persons" is incorporated herein by reference. In addition, the principal business and addresses of the following corporations or other organizations listed therein are:

                  1.       NATIONAL CAR RENTAL SYSTEMS ("NCR")
                           200 South Andrews Avenue
                           Ft. Lauderdale, Florida 33301
                           (car rental company)

                  2.       SANTA ANA HOLDINGS, INC. ("Santa Ana")
                           1132 South Lewis Avenue
                           Tulsa, Oklahoma 74104
                           (a holding company for stock of NCR and
                           was dissolved  in 1997)

                  3.       REPUBLIC INDUSTRIES, INC. (NOW KNOWN AS AUTONATION,
                           INC.)
                           110 S.E. 6th Street
                           Ft. Lauderdale, Florida 33301
                           (automotive retailer and formerly owner of car rental operations)

         (ii) GAIL MCWHORTER: Mrs. McWhorter is currently and has been a housewife since April 2000. Prior to that she was employed as a registered nurse at Methodist Hospital, 6565 Fannin Street, Houston, Texas 77030.

         (iii) ALVIN E. SWANNER: The information set forth in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY - Section 1. Identity and Background of Certain Persons" and the information set forth under (c)(i) above with respect to the principal business and addresses of certain organizations listed therein is incorporated herein by reference. In addition, the principal business and addresses of the following corporations or other organizations listed therein are:

                  1.       CHATEAU, INC.
                           3600 Chateau Boulevard
                           Kenner, Louisiana 70113
                           (a golf and country club)

                  2.       CHATEAU DEVELOPMENT COMPANY, INC.
                           3600 Chateau Boulevard
                           Kenner, Louisiana 70113
                           (a development company)

                  3.       135 ST. CHARLES, INC.
                           3600 Chateau Boulevard
                           Kenner, Louisiana 70113
                            (a hotel development company)

         (iv) WILLIAM E. LOBECK, JR.: The information set forth in the "Offer to Purchase under INFORMATION ABOUT THE COMPANY -
                  Section 1. Identity and Background of Certain Persons" and the information set forth under (c)(i) above with respect to the principal business and addresses of certain organizations listed therein is incorporated herein by reference.

         (v) KATHRYN L. TAYLOR: Since 1997, Ms. Taylor has been a community volunteer and currently serves on the Board of Trustees of the University of Oklahoma Foundation as well as numerous community volunteer positions. From 1992 to September 1997, Ms. Taylor was an attorney and a director of the law firm Crowe and Dunlevy, 321 S. Boston, 500 Kennedy Building,
                  Tulsa, Oklahoma 74103.

Each of above listed individuals is a U.S. citizen. None of the above listed individuals has been convicted of any criminal act during the past five years (excluding traffic violations or similar misdemeanors). Further, none of such individuals has been party to any judicial or administrative proceeding during the last five years that has resulted in a judgement, decree or final order enjoining them from any future violations of, or prohibiting activities subject to, any federal or state securities laws, or finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

(a)      MATERIAL TERMS.

         (1)      TENDER OFFERS.

         (i) The information set forth on the cover page to the Offer to Purchase is incorporated herein by reference.

         (ii) The information set forth on the cover page to the Offer to Purchase is incorporated herein by reference.


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

         (iii) The information set forth in the Offer to Purchase under "THE TENDER OFFER - Section 1. Terms of the Offer; Expiration Date" is incorporated herein by reference.

         (iv) No subsequent offering period will be available. Further, the information set forth in the Offer to Purchase under "THE TENDER OFFER - Section 1. The Terms of the Offer; Expiration Date" is incorporated herein by reference.

         (v) The information set forth in the Offer to Purchase under "THE TENDER OFFER - Section 1. The Terms of the Offer; Expiration Date" is incorporated herein by reference.

         (vi) The information set forth in the Offer to Purchase under "THE TENDER OFFER - Section 4. Withdrawal Rights" is incorporated herein by reference.

         (vii) The information set forth in the Offer to Purchase under "THE TENDER OFFER - Section 3. Procedures for Tendering Shares" and "THE TENDER OFFER - Section 4. Withdrawal Rights" is incorporated herein by reference.

         (viii) The information set forth in the Offer to Purchase under "THE TENDER OFFER - Section 2. Acceptance for Payment and Payment for Shares" is incorporated herein by reference.

         (ix) The Offerors are offering to purchase (through the Company) all of the outstanding Shares of common stock of the Company. The Offerors (consisting of Archer McWhorter, Chairman of the Board of the Company, William E. Lobeck, Jr., a director of the Company and Alvin E. Swanner, a director of the Company, all of whom together constitute the Executive Committee of the Board of Directors, and their affiliates listed in Item 3(a) of this Schedule TO) have agreed with the Company that they will not tender any Shares pursuant to the Offer. Thus, the Offerors do not believe that their offer for tenders will be overscribed and have no plans to accept the securities referenced in Item 2(b) of this Schedule TO on a pro rata basis.

         (x) The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 5. Plans for the Company after the Offer; the Merger" and under "SUMMARY TERM SHEET - What Potential Conflicts of Interest Are There in the Offer and the Merger" is incorporated herein by reference.

         (xi)     Not applicable.

         (xii) The information set forth in the Offer to Purchase under "THE TENDER OFFER - Section 5. Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

         (2)      MERGERS ON SIMILAR TRANSACTIONS.  Not applicable.

(b) PURCHASES. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger" is incorporated herein by reference.

(c) DIFFERENT TERMS. Rule 13e-4(f)(8)(i) (the "all holders rule") requires that any issuer tender offer be open to all security holders of the class of securities subject to the tender offer. In compliance with said Rule (to the extent the Offer is deemed an issuer tender offer due to the fact that it is being made by the Offerors through the Company), the Offer is open to all holders of the securities described in Item 2(b) of this Schedule TO. Nevertheless, the Offerors (consisting of William E. Lobeck, Jr., Archer McWhorter, Alvin E. Swanner and their affiliates listed in Item 3(a) of this Schedule TO) have entered into an agreement with the Company, pursuant to which, among other things, they have agreed that they will not tender any Shares pursuant to the Offer. Accordingly, all holders of the Shares will be treated alike, provided that the Offerors will not be tendering their Shares. The information set forth in the cover page to the Offer to Purchase and in the Offer to Purchase under "SPECIAL FACTORS -
Section 5. Plans for the Company After the Offer; the Merger" is incorporated herein by reference.

(d) APPRAISAL RIGHTS. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 7. Dissenters' Rights" is incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information set forth in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY - Section 5. Certain Financial Information", "INFORMATION ABOUT THE COMPANY - Section 7. Incorporation of Certain Documents by Reference" and "INFORMATION ABOUT THE COMPANY - Section 8. Where You Can Find More Information" is incorporated herein by reference.

(f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) TRANSACTIONS. The information set forth in the cover page to the Offer to Purchase, and in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer", "SPECIAL FACTORS - Section 6. Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER- Section 7. Source and Amount of Funds", "INFORMATION ABOUT THE COMPANY - Section 3. Transactions Concerning the Company's Shares - Most Recent 60 Days" and "INFORMATION ABOUT THE COMPANY - Section 4. Contracts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

(b) SIGNIFICANT CORPORATE EVENTS. The information set forth in the cover page to the Offer to Purchase, and in the Offer to Purchase under "SPECIAL FACTORS -
Section 1. Background of the Offer", "SPECIAL FACTORS - Section 5, Plans for the Company After the Offer; the Merger", "SPECIAL FACTORS - Section 6. Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER - Section 7. Source and Amount of Funds" and "INFORMATION ABOUT THE COMPANY - Section 4. Contracts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

(c) NEGOTIATIONS OR CONTACTS. The information set forth in the cover page to the Offer to Purchase, and in the Offer to Purchase under "SPECIAL FACTORS - Section
1. Background of the Offer", "SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger", "SPECIAL FACTORS - Section 6. Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER - Section 7. Source and Amount of Funds" and "INFORMATION ABOUT THE COMPANY - Section 4. Contracts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

(d) CONFLICTS OF INTEREST. Not applicable.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the cover page to the Offer to Purchase, and in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer", "SPECIAL FACTORS -
Section 5. Plans for the Company After the Offer; the Merger", "SPECIAL FACTORS
- Section 6. Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER - Section 7. Source and Amount of Funds", "THE TENDER OFFER -
Section 8. Agreements Concerning the Shares" and "INFORMATION ABOUT THE COMPANY
- Section 4. Contracts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) PURPOSES. The information contained in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer", "SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS - Section 4. Position of the Executive Committee Regarding Fairness of the Offer and the

Merger" and "SPECIAL FACTORS - Section 8. Purpose of the Offer" is incorporated herein by reference.

(b) USE OF SECURITIES ACQUIRED. The information contained in the Offer to Purchase under "SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger" and "SPECIAL FACTORS - Section 8. Purpose of the Offer" is incorporated herein by reference.

(c) PLANS. The information contained in the Offer to Purchase under "SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger" and "SPECIAL FACTORS - Section 8. Purpose of the Offer" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) SOURCE OF FUNDS. The information contained in the Offer to Purchase under "THE TENDER OFFER - Section 7. Source and Amount of Funds" and "ANNEX B -Agreement for Self-Tender Offer, Financing and Second-Step Merger" as amended by "Annex A to Supplement - Amendment No. 1 to Agreement" (including the exhibits thereto) is incorporated herein by reference.

(b) CONDITIONS. The information contained in the Offer to Purchase under "THE TENDER OFFER - Section 7. Source and Amount of Funds", "THE TENDER OFFER -
Section 10. Certain Conditions to the Offer" and "ANNEX B - Agreement for Self-Tender Offer, Financing and Second-Step Merger" as amended by "Annex A to Supplement - Amendment No. 1 to Agreement" (including the exhibits thereto) is incorporated herein by reference.

(c) EXPENSES. The information contained in the Offer to Purchase under "THE TENDER OFFER - Section 7. Source and Amount of Funds" and "THE TENDER OFFER -
Section 9. Fees and Expenses" is incorporated herein by reference.

(d) BORROWED FUNDS. The information contained in the Offer to Purchase under "THE TENDER OFFER - Section 7. Source and Amount of Funds" and "ANNEX B - Agreement for Self-Tender Offer, Financing and Second-Step Merger" as amended by "Annex A to Supplement - Amendment No. 1 to Agreement" (including the exhibits thereto) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) SECURITIES OWNERSHIP. With respect to Archer McWhorter, Alvin E. Swanner and William E. Lobeck, Jr., the information contained in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY - Section 2. Identity and Background of Certain Persons" is incorporated herein by reference (and, as noted in the Supplement, the number of currently outstanding shares owned directly by Mr. Lobeck is in fact 11,150 (rather than 289,185 as indicated in the original Offer to Purchase dated January 14, 2001), while the number of currently outstanding shares owned directly by the William E. Lobeck Revocable Trust (of which Mr. Lobeck is the trustee) is in fact 298,118 (rather than 20,083 as indicated in the original Offer to Purchase dated January 14, 2001), but which does not represent a change in Mr. Lobeck's overall beneficial ownership.

The aggregate number and percentage of subject securities that are beneficially owned (as determined in accordance with rule 13d-3), as of December 18, 2001, by each other person named in Item 3(a) of this Schedule TO and by each associate and majority-owned subsidiary of such persons is as follows:

                        NAME                         NUMBER OF SHARES                PERCENT OF CLASS
        Gail McWhorter                                  548,790 (A)                     23.59 (A)

        Sleepy Lagoon, Ltd.                             245,155 (B)                     10.54 (B)

        Brion Properties, a Louisiana                   245,149 (C)                     10.54 (C)
        partnership in commendam

                        NAME                         NUMBER OF SHARES                PERCENT OF CLASS
        William E. Lobeck                                 298,118                         14.03
        Revocable Trust

        Kathryn L. Taylor                                 21,665                           1.02
        Revocable Trust

        Kathryn L. Taylor                               524,700 (D)                     22.63 (D)

        (A) Includes for Mrs. McWhorter (1) debentures for common stock which are currently convertible into 201,819 shares which are owed by Sleepy Lagoon, Ltd. and deemed beneficially owned by her husband Archer McWhorter; and (2) 301,635 shares which are owned by a family trust of which her husband Archer McWhorter is the trustee and 43,336 shares owned by Sleepy Lagoon, Ltd. of which her husband Archer McWhorter is the general partner, all of which are deemed beneficially owned by Archer McWhorter. Mrs. McWhorter disclaims beneficial ownership of any shares beneficially owned by her husband.

        (B) Includes for Sleepy Lagoon, Ltd. debentures for common stock which are currently exercisable for 201,819 shares.

        (C) Includes for Brion Properties debentures for common stock which are exercisable for 201,818 shares.

        (D) Includes for Ms. Taylor (1) debentures for common stock which are currently convertible into 193,767 shares which are owned by her husband William E. Lobeck, Jr.; and (2) 11,150 shares which are owned by her husband William E. Lobeck, Jr., 298,118 shares which are owned by the William E. Lobeck Revocable Trust of which her husband William E. Lobeck, Jr. is the trustee and 21,665 shares which are owned by the Kathryn L. Taylor Revocable Trust of which she is the trustee. Ms. Taylor disclaims beneficial ownership of any shares beneficially owned by husband.

The names and address of each person listed above are contained in the response to Item 3(a) of this Schedule TO.

(b) SECURITIES TRANSACTIONS. During the past sixty days, there were no transactions in the Company's shares by any of the Offerors or any other persons identified in the response to Item 3(a) of this Schedule TO nor any associate thereof or any pension, profit-sharing or similar plan of the Offerors. Further, the information contained in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY - Section 3. Transactions Concerning the Company's Shares - Most Recent 60 Days" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) SOLICITATIONS OR RECOMMENDATIONS. The information contained in the Offer to Purchase under "THE TENDER OFFER - Section 9. Fees and Expenses" is incorporated herein by reference.

(b) EMPLOYEES AND CORPORATE ASSETS. The information contained in the Offer to Purchase under "THE TENDER OFFER - Section 9. Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) FINANCIAL INFORMATION. The financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission (the "Commission") on April 17, 2001 and on Form 10-K/A filed with the Commission on June 11, 2001 and the Company's Quarterly Reports on Form 10-Q filed with the Commission on May 21, 2001, August 14, 2001 and November 14, 2001 are incorporated herein by reference. The financial statements contained in the Company's Form 10K/A for the fiscal year ended December 31, 1999 and 1998 were filed with the Commission on January 10, 2002 and are incorporated herein by reference.

(b) PRO FORMA INFORMATION. The information contained in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY - Section 5. Certain Financial Information Concerning the Company" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.

(1) The information contained in the cover page to the Offer to Purchase, and in the Offer to Purchase under "SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger", "SPECIAL FACTORS - Section 6. Interests of Certain Persons in the Offer and the Merger" and "THE TENDER OFFER - Section 7. Source and Amount of Funds" is incorporated herein by reference.

(2) The information contained in the Offer to Purchase under "THE TENDER OFFER -
Section 11. Certain Legal Matters" is incorporated herein by reference.

(3)      Not applicable.

(4)      Not applicable.

(5)      Not applicable.

(b) OTHER MATERIAL INFORMATION. The information set forth in the Offer to Purchase and Letter of Transmittal and in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer" is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A) Offer to Purchase dated January 14, 2002 and Supplement to Offer to Purchase dated February 11, 2002.*

(a)(1)(B)     Letter of Transmittal dated January 14, 2002.*

(a)(1)(C)     Notice of Guaranteed Delivery.*

(a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)     Text of Notice of Offer to Purchase.*

(a)(1)(H) Text of press release issued by Preserver Group, Inc., dated December 18, 2001.*

(a)(1)(I) Text of press release issued by Preserver Group, Inc., dated January 15, 2002.*

(a)(1)(J)     Text of letter of Company President to Shareholders.*

(a)(1)(M) Text of press release issued by Preserver Group, Inc. dated February 12, 2002.*

(b)(1)(A) Agreement of Tender Offer, Financing and Merger between the Company and the 13D Group as amended by Amendment No. 1 dated as of February 5, 2002 (included as ANNEX B to the Offer to Purchase dated January 14, 2002 and Annex A to the Supplement to Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(b)(1)(B) Financing Agreement between the Company and Archer McWhorter and Alvin E. Swanner (included as an Exhibit to the Agreement at ANNEX B to the Offer to Purchase dated January 14, 2002).*

(b)(1)(C) Note of Company in favor of Archer McWhorter and Alvin E. Swanner (included as an Exhibit to the Agreement at ANNEX B to the Offer to Purchase dated January 14, 2002).*

(b)(1)(D) Form of Certificate of Amendment of the Company establishing non-voting Series A Preferred Stock (included as an Exhibit to the Agreement at ANNEX B to the Offer to Purchase dated January 14,
              2002).*

(b)(1)(E) Form of Merger Agreement between the Company and Merger Company (to be subsequently filed by amendment as an Exhibit to the Agreement at ANNEX B to the Offer to Purchase dated January 14,
              2002).

(c)(1)(A) Opinion of Cochran, Caronia & Co. (included as ANNEX A - Section 1 to the Offer to Purchase dated January 14, 2002 and Annex B to the Supplement to Offer to Purchase filed herewith as Exhibit
              (a)(1)(A)).*

(c)(1)(B) Cochran, Caronia & Co. Presentation to the Independent Committee (included as ANNEX A - Section 2 to the Offer to Purchase dated January 14, 2002 filed herewith as Exhibit (a)(1)(A)).*

(c)(1)(C) Letter of Cochran, Caronia & Co. regarding opinion reference (included as ANNEX B to the Supplement to Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(f)(1)(A) Excerpts from the New Jersey Business Corporation Act (included as ANNEX C to the Offer to Purchase filed herewith as Exhibit
              (a)(1)(A)).*

         *Incorporated by reference to the Tender Offer Statement on Schedule TO of Preserver Group, Inc. dated January 14, 2001 filed by the Company with the Securities and Exchange Commission on January 15, 2002 as amended by Amendment No.1 thereto dated February 11, 2002 and being filed simultaneously herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) PURPOSES. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer", "SPECIAL FACTORS - Section 4. Position of the Executive Committee Regarding Fairness of the Offer and the Merger" and "SPECIAL FACTORS - Section 8. Purpose of the Offer" is incorporated herein by reference.

(b) ALTERNATIVES. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer" and "SPECIAL FACTORS -
Section 3. Opinion of the Financial Advisor" is incorporated herein by reference.

(c) REASONS. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer", "SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS - Section 4. Position of the Executive Committee Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

(d) EFFECTS. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger" and "THE TENDER OFFER - Section 5. Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) FAIRNESS. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS - Section 4. Position of the Executive Committee Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

(b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS - Section 4. Position of the Executive Committee Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

(c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS - Section 5. Plans for the Company After the Merger" is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer" and "SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer" and "SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" is incorporated herein by reference.

(f) OTHER OFFERS. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer" and "SPECIAL FACTORS -
Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) REPORT, OPINION OR APPRAISAL. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 1. Background of the Offer", "SPECIAL FACTORS - Section 3. Opinion of the Financial Advisor" and "ANNEX A
- Section 1. Opinion of Cochran, Caronia & Co." and in the Supplement under "ANNEX B TO SUPPLEMENT - Letter of Cochran, Caronia & Co. Regarding Opinion Reference" is incorporated herein by reference.

(b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 3. Opinion of the Financial Advisor" and "ANNEX A - Section 1. Opinion of Cochran, Caronia & Co." and in the Supplement under "ANNEX B TO SUPPLEMENT - Letter of Cochran, Caronia & Co. Regarding Opinion Reference" is incorporated herein by reference.

(c) AVAILABILITY OF DOCUMENTS. A copy of the Opinion of Cochran, Caronia & Co. is attached to the Offer to Purchase as ANNEX A - Section 1 and a copy of the Letter of Cochran, Caronia & Co. Regarding the Opinion Reference is attached to the Supplement as ANNEX B TO SUPPLMENT.

SCHEDULE 13E-3, ITEM 12. THE SOLICIATION OR RECOMMENDATION.

(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Offer to Purchase under "SPECIAL FACTORS - Section 6. Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

(e) RECOMMENDATIONS OF OTHERS. The information contained in the Offer to Purchase under "SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS - Section 4. Position of the Executive Committee Regarding Fairness of the Offer" is incorporated herein by reference.

                                   SIGNATURES

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                            /S/ ARCHER MCWHORTER
                                            ------------------------------------
                                            ARCHER McWHORTER


                                            SLEEPY LAGOON, LTD.

                                            By:   /S/ ARCHER MCWHORTER
                                                --------------------------------
                                                Name:  Archer McWhorter
                                                Title: General Partner


                                            /S/ GAIL MCWHORTER
                                            ------------------------------------
                                            GAIL McWHORTER

                                            /S/ ALVIN E. SWANNER
                                            ------------------------------------
                                            ALVIN E. SWANNER


                                            BRION PROPERTIES, a Louisiana
                                             partnership in commendam


                                            By:   /S/ ALVIN E. SWANNER
                                                --------------------------------
                                                Name:  Alvin E. Swanner
                                                Title: General Partner


                                            /S/ WILLIAM E. LOBECK, JR.
                                            ------------------------------------
                                            WILLIAM E. LOBECK, JR.


                                            WILLIAM E. LOBECK REVOCABLE
                                            TRUST

                                            By:   /S/ WILLIAM E. LOBECK, JR.
                                                --------------------------------
                                                Name:  William E. Lobeck, Jr.
                                                Title: Trustee


                                            KATHRYN L. TAYLOR REVOCABLE
                                            TRUST

                                            By:   /S/ KATHRYN L. TAYLOR
                                                --------------------------------
                                                Name:  Kathryn L. Taylor,
                                                Title: Trustee

Dated:   February 11, 2002